

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2013

Via E-Mail
Veronica Trifon
Chief Executive Officer
ILoadApp
190/1 Alba Iulia St.
Chisinau, Moldova MD2071

> **Re: ILoadApp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 4, 2013**
> **File No. 333-190786**

Dear Ms. Trifon:

We have reviewed your amended registration statement and response letter dated October 2, 2013, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated September 19, 2013.

General

1.   Please ensure your financial statements and related disclosures meet the updating requirements of Rule 8-08 of Regulation S-X at the time you file your next amendment.

2.   We note that your amended registration statement did not include a copy marked to reflect changes. Future amendments should include a copy marked to show changes from prior filings. Please ensure that the marked copy is submitted electronically and conforms to the requirements of Item 310 of Regulation S-T. Submission of HTML versions of the marked document that display changes made within paragraphs are particularly helpful to the review process.

3.   You state that you have established a separate bank account at the National Bank of Moldova. Please clarify in your response whether that bank is involved in commercial banking and describe more fully the type of account that you have established with the National Bank of Moldova.

4.   You indicate in your liquidity and capital resources discussion that Ms. Trifon intends to design, develop and produce your first app at a minimum cost to the Company. Although we note your disclosure on page 45, that "[s]he is familiar with business operations and requirements to develop and design educational apps," please discuss in an appropriate location of the prospectus what experience, if any, Ms. Trifon has in designing, developing and producing apps and expand her business background discussion accordingly. Alternatively, consider including risk factor disclosure relating to the lack of actual software development experience and the related risks to your business.

Cover Page

5.   We note your response to prior comment 2; please revise the cover page to state specifically, consistent with your disclosure elsewhere, that the selling shareholders will sell their shares at $0.01 per share until your shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices.

6.   We note your response to prior comment 4. Please provide us with the specific factual information supporting your belief that you have an operating history, limited or otherwise. In this regard, we note, among other matters, your disclosure in Note 3 to your financial statements that "the Company has not commenced its planned principal operations."

Use of Proceeds, page 22

7.   Although we note your revisions in response to prior comment 5, it appears that your disclosures pertaining to offering expenses are inconsistent. For example, your discussion on page 22 reflects offering expenses that increase depending on number of shares sold in the offering whereas elsewhere you indicate that your offering expenses are fixed at $5,807. Please revise as necessary.

Plan of Distribution, page 25

8.   We reissue prior comment 6 in part, insofar as your document appears to contain internally inconsistent disclosures regarding whether you have established an escrow account. For example, on page 25, you state that "[t]here is no escrow, trust or similar account in which your subscription will be deposited," while elsewhere on that page you reference "'good funds' [being] received in our escrow account." If you have established an escrow account, please file the escrow agreement as an exhibit to the registration statement and explain the purpose of the escrow agreement given the nature of your offering.

Management's Discussion and Results of Operations

Business Plan Timeline, page 36

9.   We note your revisions in response to prior comment 17.   Please address the following concerns:

- Revise milestone 1 to state that you will not be a fully reporting company;

- Revise milestone 2 to remove references to net proceed amounts, since it is not certain that you will receive all or any funds through the offering; and

- Revise milestone 8 to avoid stating profitability goals.

Liquidity and Capital Resources, page 38

10.   You state that Ms. Trifon intends to design, develop and produce your first app at a minimum cost to the Company. Please tell us whether Ms. Trifon will be paid any salary, either on a cash or accrued basis, or will otherwise be compensated for these efforts. Also tell us whether there are any related software development costs such as third-party software licenses. If so, please amend your disclosure here and in the Business Plan Timeline to describe such costs.

Exhibits, page II-3

Exhibit 5.1

11.   We note your revisions in response to prior comment 22 addressing the resale; however, because your offering relates both to a resale of shares that are already outstanding and to the initial offering of unissued shares by the company, your legality opinion must address both the issued and unissued shares. Accordingly, please provide a revised legality opinion that opines on both the issued and unissued shares.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        Thomas C. Cook, Esq.
        The Law Offices of Thomas C. Cook, Ltd.